SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 13, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated February 13, 2008, contains a quarterly report of Infineon Technologies AG for the Company’s first quarter of the 2008 fiscal year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED
December 31, 2007

i

Overview Of Financial Results

First Quarter of the 2008 Fiscal Year

The following were the key developments in our business during the first quarter of fiscal year 2008:

•	For the first quarter of the 2008 fiscal year, net sales for our segments excluding Qimonda were €1,090 million, a decrease of €37 million or 3 percent from €1,127 million in the previous quarter, and an increase of €132 million or 14 percent from €958 million in the same quarter last year. Overall, our company’s group-wide net sales decreased 13 percent sequentially and 25 percent year-on-year, from €2,131 million in the first quarter of the 2007 fiscal year and €1,838 million in the fourth quarter of the 2007 fiscal year, to €1,603 million in the first quarter of the 2008 fiscal year. The decrease was primarily due to a strong decline in DRAM prices and the weakening of the U.S. dollar against the Euro, which resulted in a €198 million sequential decrease in net sales in our Qimonda segment and a €660 million year-on-year decrease.

•	EBIT for Infineon excluding Qimonda increased to €65 million, compared to negative €25 million in the prior quarter and negative €9 million in the same quarter last year. On the other hand, the unfavorable market conditions in our Qimonda segment had a strong negative impact on our results of operations in the first quarter of the 2008 fiscal year. Our company’s net loss increased by 41 percent, from €280 million in the fourth quarter of the 2007 fiscal year to €396 million in the first quarter of the 2008 fiscal year. In the first quarter of the 2007 fiscal year we reported net income of €120 million.

•	Our company’s net cash provided by operating activities decreased from €318 million and €504 million in the first and fourth quarters of the 2007 fiscal year, respectively, to net cash used in operating activities of €51 million in the first quarter of the 2008 fiscal year.

•	In October 2007, we completed the acquisition of the mobility products business of LSI Corporation (“LSI”) in order to further strengthen our activities in the field of communications. The mobility products business designs semiconductors and software for cellular telephone handsets.

•	In November 2007, we closed a joint venture agreement with Siemens AG (“Siemens”), whereby we contributed all assets and liabilities of our high power bipolar business into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar. We realized a gain of €28 million on the sale of a 40 percent interest in Bipolar.

•	We achieved a design win at Volkswagen AG (“Volkswagen”) for our 16-bit microcontroller for use in automotive body and convenience electronics. Volkswagen will use the XC2200 family microcontroller starting with model year 2009 cars that are based on the Golf platform, to provide greater gateway capabilities in automobile body and convenience electronics and support the increasing networking and communication requirements between individual automotive subsystems.

•	We achieved design wins for our single-chip EDGE XMMTM2060 and EDGE XMMTM2080 platforms at a major customer. Ramp-ups of both platforms are expected during the first half of the 2008 calendar year.

•	In December 2007, our Supervisory Board appointed Dr. Marco Schröter as Chief Financial Officer and Labor Director. Dr. Schröter is expected to take office in early April 2008, succeeding Peter J. Fischl, who will retire.

Net Sales by Segment

	Three months ended
	December 31,	Year-on-year	September 30,	Sequential	December 31,
	2006	+/- in %	2007	+/- in %	2007
	(€ in millions, except percentages)

Automotive, Industrial & Multimarket	710	5	814	(9)	743
Communication Solutions(1)	236	51	318	12	356
Other Operating Segments(2)	70	(46)	45	(16)	38
Corporate and Eliminations(3)	(58)	19	(50)	6	(47)

Subtotal	958	14	1,127	(3)	1,090
Qimonda	1,173	(56)	711	(28)	513

Total	2,131	(25)	1,838	(13)	1,603

(1)	Includes inter-segment sales of €2 million and €7 million for three months ended December 31, 2006 and 2007, respectively, and €10 million for the three months ended September 30, 2007, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €56 million and €36 million for three months ended December 31, 2006 and 2007, respectively, and €43 million for the three months ended September 30, 2007, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreement.

(3)	Includes the elimination of inter-segment sales of €58 million and €43 million for the three months ended December 31, 2006 and 2007, respectively, and €53 million for the three months ended September 30, 2007.

In the first quarter of the 2008 fiscal year, the Automotive, Industrial & Multimarket segment reported net sales of €743 million, representing a 9 percent decrease from the prior quarter and a 5 percent increase year-on-year. The sequential revenue decline was mostly due to the deconsolidation of the high-power bipolar business and the weak U.S. dollar with respect to the Euro. Excluding these effects, segment revenues decreased 4 percent sequentially due to seasonality, but grew 13 percent year-on-year.

In the first quarter of the 2008 fiscal year, net sales in the Communication Solutions segment were €356 million, up 12 percent from the prior quarter and up 51 percent year-on-year. Excluding exchange rate effects, primarily between the U.S. dollar and the Euro, as well as the contribution of the mobile phone business acquired from LSI and the DSL Customer Premises Equipment (“CPE”) business acquired from Texas Instruments Inc. (“TI”), segment revenues increased 31 percent year-on-year and 1 percent sequentially. In the wireless business, revenues increased significantly, driven mainly by the consolidation of the mobile phone business acquired from LSI and a continued increase in mobile phone platform shipments. Excluding the effects from the DSL CPE business acquired from TI, revenues in the broadband business decreased compared to the prior quarter due to continued weak demand, particularly in the infrastructure business.

In the first quarter of the 2008 fiscal year, Qimonda reported revenues of €513 million, down 28 percent sequentially and down 56 percent year-on-year. The decrease was primarily due to a strong average price decline for Qimonda’s DRAM products, decreases in Qimonda’s non-PC bit shipment share, and exchange rate effects.

Net Sales in Other Operating Segments for the quarter ended December 31, 2007 as well as for the previous quarter and for the first quarter of the 2007 fiscal year, principally reflected inter-segment sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreement which are eliminated in the Corporate and Eliminations segment. On November 30, 2007, Qimonda cancelled its foundry agreement with Infineon, which will terminate effective March 1, 2008.

Net Sales by Region

	Three months ended
	December 31,		September 30,		December 31,
	2006		2007		2007
	(€ in millions, except percentages)

Germany	311	15%	280	15%	256	16%
Other Europe	335	16%	273	15%	238	15%
North America	600	28%	390	21%	322	20%
Asia/Pacific	693	33%	721	39%	642	40%
Japan	159	7%	141	8%	121	8%
Other	33	1%	33	2%	24	1%

Total	2,131	100%	1,838	100%	1,603	100%

Europe	646	31%	553	30%	494	31%
Outside Europe	1,485	69%	1,285	70%	1,109	69%

The year-on-year increase in share of net sales in Asia/Pacific and corresponding decrease in North America was primarily the result of OEM customers shifting their production to Asia, as well as regional changes in product mix, primarily in our Qimonda segment.

Cost of Goods Sold and Gross Profit

The following table sets forth our cost of goods sold and gross profit for the periods indicated.

	Three months ended
	December 31,	Year-on-year	September 30,	Sequential	December 31,
	2006	+/- in %	2007	+/- in %	2007
	(€ in millions, except percentages)

Cost of goods sold	1,465	10%	1,539	5%	1,611
% of net sales	69%		84%		100%
Gross Profit	666	(101)%	299	(103)%	(8)

The development of our cost of goods sold and our gross profit were both significantly impacted by the unfavorable development in the memory business. In our Qimonda segment, cost of goods sold increased by €104 million, or 13 percent, from €823 million in the three months ended December 31, 2006 to €927 million in the three months ended December 31, 2007. As a percentage of net sales, Qimonda’s cost of goods sold increased from 70 percent to 181 percent over the same period, representing a deterioration of the gross profit of 111 percent in comparison to the three months ended December 31, 2006. The absolute increase in Qimonda’s cost of goods sold was due primarily to a 73 percent increase in bit shipments and negative effects of €122 million of inventory revaluations and reserves triggered by a sharp price decline in the DRAM market in the first quarter of the 2008 fiscal year.

Research and Development (“R&D”) Expenses

Our R&D expenses for the periods indicated were as follows:

	Three months ended
	December 31,	Year-on-year	September 30,	Sequential	December 31,
	2006	+/- in %	2007	+/- in %	2007
	(€ in millions, except percentages)

R&D expenses	292	8%	301	5%	316
% of net sales	14%		16%		20%

In the first quarter of the 2008 fiscal year, the increase in our R&D expenses primarily reflected the in-process R&D of €14 million acquired in connection with the mobility business of LSI, which was expensed during the three months ended December 31, 2007, because no future alternative use existed at the date of acquisition.

Selling, General and Administrative (“SG&A”) Expenses

Our SG&A expenses for the periods indicated are shown in the following table.

	Three months ended
		Year-on-
	December 31,	year	September 30,	Sequential	December 31,
	2006	+/- in %	2007	+/- in %	2007
	(€ in millions, except percentages)

SG&A expense	172	8%	195	(5)%	185
% of net sales	8%		11%		12%

During the three months ended December 31, 2007, Qimonda’s selling, general and administrative expenses as a percentage of sales increased to 9 percent compared to 4 percent in the three months ended December 31, 2006. This increase was mainly attributable to the decrease in sales.

Other Items Affecting Earnings

Other operating income (expense), net for the three months ended December 31, 2007 was €32 million, and mainly related to a gain of €28 million that resulted from the sale of an interest in our high-power bipolar business. In the three months ended September 30, 2007, other operating income (expenses), net amounted to negative €76 million, and consisted primarily of a loss in the amount of €84 million from the sale of 28.75 million Qimonda American Depositary Shares (“ADSs”).

In the three months ended December 31, 2006 and 2007, as well as in the three months ended September 30, 2007, the Inotera Memories Inc. (“Inotera”) joint venture within our Qimonda segment contributed most of our equity in earnings from associated companies, which decreased from €37 million in the first quarter of the 2007 fiscal year to €13 million and €2 million in the fourth quarter of the 2007 fiscal year and the first quarter of the 2008 fiscal year, respectively, primarily due to lower selling prices. Qimonda’s equity in Inotera’s earnings is, however, sensitive not only to fluctuations in the price of DRAM and production volumes, but also to changes in the portion of inventory which Qimonda purchases from Inotera and remains unsold. In addition, the equity in earnings of associated companies with fiscal year ends that differ by not more than three months from Infineon’s fiscal year end is recorded with a three month delay. This applies in particular to Inotera, which has a December 31 fiscal year end. Market price fluctuations during the three months ended December 31, 2007 would, to the extent these impact Inotera’s results, affect Qimonda’s equity in Inotera’s earnings during the three months ending March 31, 2008.

Earnings Before Interest and Taxes (EBIT)

EBIT is determined from the condensed consolidated statements of operations as follows:

		Three months ended
		December 31,	September 30,	December 31,
		2006	2007	2007
		(€ in millions)

Net income (loss)		120	(280)	(396)
Add:	Income tax expense	87	35	23
	Interest expense, net	9	4	5

EBIT		216	(241)	(368)

EBIT of our segments were as follows:

	Three months ended
		Year-on-
	December 31,	year +/-	September 30,	Sequential	December 31,
	2006	in%	2007	+/- in %	2007
	(€ in millions, except percentages)

Automotive, Industrial & Multimarket	53	75%	102	(9)%	93
Communication Solutions	(58)	81%	(14)	21%	(11)
Other Operating Segments	(3)	(33)%	(2)	—%	(4)
Corporate and Eliminations	(1)	—%	(111)	88%	(13)

Subtotal	(9)	+++ %	(25)	+++ %	65
Qimonda(1)	225	—%	(216)	—%	(433)

Total	216	—%	(241)	(53)%	(368)

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results. In addition, Qimonda recorded charges of €29 million in connection with its agreement with Infineon for the production of wafers at the Infineon Technologies Dresden GmbH & Co. OHG production facility and its cancellation during the quarter ended December 31, 2007, which have been eliminated on consolidation.

Group-wide EBIT reflects the combined effects of the following EBIT developments of our segments:

•	Automotive, Industrial & Multimarket — In the first quarter of the 2008 fiscal year, EBIT in the automotive business decreased compared to the previous quarter due to seasonality, currency effects, and weak demand from U.S. car manufacturers, and annual price reductions for major customers. In the industrial & multimarket business, EBIT also decreased sequentially due to seasonal weakness in the consumer, computing and telecom markets, and the weak U.S. dollar. The results of the security & ASICs business were better than expected, mainly due to continued high demand in the chip card and security business. In addition, EBIT for the three months ended December 31, 2007 included a gain of €28 million from the sale of a 40 percent interest in our high power bipolar business to Siemens.

•	Communication Solutions — EBIT for the first quarter of the 2008 fiscal year improved to negative €11 million, from negative €14 million in the previous quarter and negative €58 million in the same quarter last year. Included in these results was an acquired in-process R&D write-off of €14 million resulting from the acquisition of the mobile phone business of LSI. Also included in EBIT for the first quarter was the amortization of acquired intangible assets of €9 million relating mainly to the mobile phone business acquired from LSI. EBIT for the fourth quarter of the 2007 fiscal year did not include any net gains or charges.

•	Qimonda — For the first quarter of the 2008 fiscal year, Qimonda reported EBIT of negative €433 million compared to negative €216 million in the previous quarter and positive €225 million for the three months ended December 31, 2006. Minority interests, calculated from Qimonda’s first quarter net loss, were €128 million. Qimonda recorded charges of €29 million in connection with its agreement with Infineon for the production of wafers at the Infineon Technologies Dresden GmbH & Co. OHG production facility and its cancellation during the quarter ended December 31, 2007, which were eliminated on consolidation. Infineon’s beneficial ownership interest in Qimonda as of December 31, 2007 was 77.5 percent.

•	Other Operating Segments and Corporate & Eliminations — Combined EBIT in the first fiscal quarter 2008 was negative €17 million, including €3 million for restructuring measures. Combined EBIT for the fourth fiscal quarter 2007 was negative €113 million, and included a loss of €84 million from the sale of 28.75 million Qimonda ADSs. Combined EBIT in the first fiscal quarter 2007 was negative €4 million.

EBIT for Infineon excluding Qimonda in the first quarter of the 2008 fiscal year was positively influenced by net gains of €11 million, compared to net charges of €94 million in the previous quarter and net charges of €2 million in the first quarter of the 2007 fiscal year. Net gains (charges) for the periods indicated were as follows:

	Three months ended
	December 31,	September 30,	December 31,
	2006	2007	2007
		(€ in millions)

Impairments, restructuring and other related closure costs	1	(7)	(3)
In-process research and development write-offs	—	—	(14)
Net gains (losses) on sales of assets, businesses, or interests in subsidiaries	(2)	(80)	28
Other	(1)	(7)	—

Net (charges) gains	(2)	(94)	11

Financial Condition

	As of
	September 30,	December 31,
	2007	2007	Change
	(€ in millions, except percentages)

Current assets	5,278	4,393	(17)%
Non-current assets	5,401	5,555	3%

Total assets	10,679	9,948	(7)%

Current liabilities	2,847	2,622	(8)%
Non-current liabilities	1,885	2,010	7%

Total liabilities	4,732	4,632	(2)%

Minority Interests	1,033	840	(19)%

Shareholders’ equity	4,914	4,476	(9)%

As of December 31, 2007, our current assets decreased in comparison to September 30, 2007 by €885 million, primarily due to a decrease in cash and cash equivalents of €809 million. This decrease was partly offset by an increase in our investments in marketable securities of €294 million. Additionally, trade accounts receivable, net and inventories decreased from €894 million to €761 million and from €1,217 million to €996 million as of December 31, 2007 compared to September 30, 2007, respectively. The decrease in trade accounts receivable, net is mainly due to lower sales volumes at Qimonda. Inventories mainly decreased in our Qimonda segment as a result of lower gross inventories and higher inventory write-downs due to market price declines during the quarter ended December 31, 2007 compared to the quarter ended September 30, 2007.

Non-current assets increased by €154 million in the first quarter of the 2008 fiscal year. This increase primarily results from a €262 million increase in intangible assets, primarily as a result of the acquisition of the mobility business of LSI, partially offset by a decrease in property, plant and equipment, net, which decreased from €3,647 million as of September 30, 2007 to €3,581 million as of December 31, 2007.

As of December 31, 2007, current liabilities decreased by €225 million compared to September 30, 2007, mainly due to lower trade accounts payable. Additionally, accrued liabilities decreased as of December 31, 2007, primarily due to the consumption of accrued personnel cost.

Non-current liabilities increased as of December 31, 2007 by €125 million, primarily due to an increase in loans payable to banks of €88 million and an increase in capital lease obligations of €78 million resulting from Qimonda’s sale and lease back transactions executed in December 2007. These increases were partly offset by a decrease of €48 million in other liabilities during the first quarter of the 2008 fiscal year.

Liquidity

	Three month ended
	December 31,	September 30,	December 31,
	2006	2007	2007
		(€ in millions)

Net cash provided by (used in) operating activities	318	504	(51)
Net cash used in investing activities	(323)	(116)	(736)
Net cash provided by (used in) financing activities	29	142	(13)
Effect of foreign exchange rate changes on cash and cash equivalents	(17)	(18)	(9)
Net increase (decrease) in cash and cash equivalents	7	512	(809)
Depreciation and amortization	323	316	303
Purchases of property, plant and equipment	(326)	(445)	(288)

Cash used in operating activities during the three months ended December 31, 2007 primarily reflected the net loss of €396 million, which is net of non-cash charges for depreciation and amortization of €303 million, and a €14 million write-off of in-process R&D acquired from LSI. Cash used in operating activities was positively impacted by a decrease in trade accounts receivable and inventories of €340 million, and negatively influenced by a decrease in trade accounts payable of €122 million.

Net cash used in investing activities increased to €736 million during the three months ended December 31, 2007, from €323 million in the three months ended December 31, 2006, and €116 million in the three months ended September 30, 2007. The sequential increase was mainly due to higher net purchases of marketable securities of €300 million and the payment €316 million for the acquisition of the mobility business of LSI in the first quarter of the 2008 fiscal year, whereas €45 million was paid for the acquisition of the CPE DSL business of TI in the preceding quarter. The increase year-on-year primarily reflects higher net purchases of marketable securities of €279 million and the LSI acquisition, partly offset by higher proceeds from sales of property, plant and equipment of €130 million.

Cash flows from financing activities decreased by €155 million sequentially mainly due to lower new indebtedness, and decreased by €42 million year-on-year primarily due to dividend payments to minority interest holders. The net cash inflows from financing activities during the quarter ended September 30, 2007 primarily reflects the cash proceeds of €215 million received from the issuance of the exchangeable subordinated notes due 2010.

Free cash flow, representing cash flows from operating and investing activities excluding purchases or sales of marketable securities, decreased to negative €487 million in the first quarter of the 2008 fiscal year from positive €16 million and €388 million in the three months ended December 31, 2006 and September 30, 2007, respectively. This decrease primarily resulted from a reduction in cash flow from operating activities of €369 million year-on-year and €555 million sequentially. Additionally, free cash flow significantly decreased in the three months ended December 31, 2007 compared to the three months ended September 30, 2007 due to the €316 million cash payment for the acquisition of the mobility business of LSI, and lower proceeds from sales of businesses and interests in subsidiaries.

Accordingly, gross cash position as of December 31, 2007, representing cash and cash equivalents and marketable securities, decreased to €1,779 million from €2,294 million as of September 30, 2007 and €2,682 million as of December 31, 2006. The company’s net cash position as of December 31, 2007, defined as gross cash position less short and long-term debt, decreased to negative €92 million for the first quarter of the 2008 fiscal year, from positive €582 million in the prior quarter and positive €660 million in the first quarter of the 2007 fiscal year.

Employees

The following table sets forth the composition of our workforce by function and region at the dates indicated.

	As of
	December 31,	September 30,	December 31,
	2006	2007	2007

Function:
Production	29,593	30,210	29,770
Research & Development	8,273	8,339	8,989
Sales & Marketing	2,107	2,223	2,373
Administrative	2,176	2,307	2,338

Total	42,149	43,079	43,470

Region:
Germany	15,706	15,223	15,258
Europe	7,288	7,739	7,588
North America	3,338	3,536	3,865
Asia-Pacific	15,591	16,365	16,529
Japan	187	216	230
Other	39	—	—

Total	42,149	43,079	43,470

Of the total workforce, 12,078, 13,481 and 13,630 as of December 31, 2006, September 30, 2007 and December 31, 2007, respectively, were employees of Qimonda.

The increase in our workforce as of December 31, 2007 compared to September 30, 2007 mainly relates to employees that joined the company as a result of the acquisition of the mobility business of LSI.

Outlook

Industry Environment and Outlook

Ongoing financial market turbulences caused by the U.S. sub-prime crisis and recession fears in the United States have dampened economic growth expectations for the United States for calendar year 2008. For Japan and the Euro zone, economic growth prognoses were also reduced. In emerging markets, growth dynamic is still high and seems not yet to be substantially influenced by the U.S. economic slowdown. Overall, uncertainty about world economic growth in calendar year 2008 increased in the first quarter of fiscal year 2008 compared to the fourth quarter of fiscal year 2007. Massive reductions of the U.S. Federal Funds Rate and the announced U.S. economic stimulation program aim at limiting the economic downturn.

For calendar year 2008, market experts expect semiconductor market growth to slightly accelerate, although they reduced their growth expectations. Market research company Gartner Inc. reduced its 2008 global semiconductor market growth forecast by 2 percentage points to an annual growth rate of 6 percent in its November 2007 forecast, down from 8 percent in the previous forecast.

All in all, for calendar year 2008 experts expect a growing semiconductor market which could end with a higher growth rate than last year.

Outlook for Infineon excluding Qimonda for the 2008 Fiscal Year

Significant planning assumptions:  When preparing this outlook, we made certain important planning assumptions for Infineon excluding Qimonda. In particular, we changed our planning assumptions for the U.S. dollar/Euro exchange rate from 1.40 which was used in our 2007 fiscal year-end outlook, to 1.45 in the following outlook for our business excluding Qimonda, due to the further weakening of the U.S. dollar. Furthermore, all projections made herein exclude the effect of any net gains or charges that may be incurred, since the amount of such net gains or charges cannot be reliably estimated. We can only identify significant events which could lead to net gains or charges. These include, among others, gains or losses that may be realized from potential sales of Qimonda shares or other investments and activities, impairments of investments or other long-term assets, as well as gains or losses resulting from general restructuring measures. Finally, it should be noted that subsequent to the initial public offering of our majority-owned subsidiary Qimonda, forecasts for this segment are prepared by Qimonda, and are presented separately in this report. We believe that the individual analysis of our memory products business is also meaningful with respect to the price development of our shares. We believe that the results of Qimonda will have a significant impact on the price development of our shares for as long as we continue to hold a significant equity interest in Qimonda.

Automotive, Industrial and Multimarket:  We expect the fiscal year 2008 segment revenues to be down slightly compared to the 2007 fiscal year. Excluding net gains and charges, EBIT is anticipated to decrease slightly year-on-year.

In the second quarter of the 2008 fiscal year, we expect revenues of our Automotive, Industrial & Multimarket segment to be approximately on the same level as the first quarter, in line with the usual seasonal pattern. EBIT margin is expected to be in the range of eight to nine percent.

Revenues in the automotive business are expected to increase compared to the first quarter despite ongoing weakness in demand from U.S. car manufacturers and annual price reductions for major customers. Revenues in the industrial & multimarket business are anticipated to decline due to the usual seasonal pattern in the consumer, computing and telecom markets. Results in the security & ASICs business are anticipated to remain broadly unchanged compared to the first quarter due to a strong demand for chip cards.

Communication Solutions:  Revenues in the Communication Solutions segment are expected to return to growth beginning with the third quarter of the 2008 fiscal year. For the full year, we now expect year-on-year revenue growth of 25 to 30 percent in this segment. EBIT is anticipated to be negative and result in a low to mid single-digit negative EBIT margin before net gains or charges, and including amortization of acquisition-related acquired intangibles of about €25 million.

Revenues in the Communication Solutions segment are expected to decline by a mid-teens percentage in the second quarter of the 2008 fiscal year compared to the prior quarter. This is expected to be driven mainly by typical wireless seasonality, but also by lower than expected volumes in certain mobile phone platform projects. The broadband business is anticipated to stabilize on the low level of the prior quarter. EBIT is anticipated to follow the revenue decrease and is estimated at approximately negative €30 million.

Outlook for Qimonda for the 2008 fiscal year

Qimonda is currently targeting an increase in its bit production for the 2008 fiscal year of 30 to 40 percent, compared with its prior estimate of about 50 percent, taking into account an accelerated reduction of 200-millimeter capacities, which is partly offset by productivity improvements through conversion to 80-nanometer and 75-nanometer technologies. Qimonda continues to expect bit demand for DRAM to be driven by continued solid growth in graphics, consumer and communication applications and the move to higher density modules in the PC market. The share of bit-shipments for use in non-PC applications is anticipated to be greater than 50 percent for the full fiscal year. Qimonda has reduced its target for capital expenditures for the 2008 fiscal year to a range of €400 million to €500 million. As part of its savings measures, the construction of a new 300 millimeter manufacturing facility in Singapore has been put on hold pending improving market conditions.

Qimonda has reduced its targets for R&D and SG&A expenses for the 2008 fiscal year. It currently expects R&D expenses in the range of €430 million to €460 million, and SG&A expenses in the range of €200 million to €220 million.

Risks and Opportunities

Infineon is exposed to a number of risks as a result of the high volatility of the semiconductor business, its international orientation and its wide product range. To minimize the negative impact of these risks, we continuously optimize our company-wide applied risk and opportunity management system. We are currently not aware of any circumstances which would lead us to a different assessment of the risks and opportunities than those described in our 2007 Annual Report.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended December 31, 2006 and 2007
(in millions, except for per share data)

	December 31,	December 31,	December 31,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Net sales	2,131	1,603	2,341
Cost of goods sold	1,465	1,611	2,353

Gross profit	666	(8)	(12)

Research and development expenses	292	316	461
Selling, general and administrative expenses	172	185	270
Restructuring charges	2	6	9
Other operating income, net	—	(32)	(47)

Operating income (loss)	200	(483)	(705)

Interest expense, net	(9)	(5)	(7)
Equity in earnings of associated companies, net	37	2	3
Losses on subsidiaries and associated company share issuance	—	(7)	(10)
Other non-operating income, net	6	3	4
Minority interests	(27)	117	170

Income (loss) before income taxes	207	(373)	(545)

Income tax expense	(87)	(23)	(33)

Net income (loss)	120	(396)	(578)

Basic earnings (loss) per share	0.16	(0.53)	(0.77)

Diluted earnings (loss) per share	0.15	(0.53)	(0.77)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2007 and December 31, 2007

	September 30,	December 31,	December 31,
	2007	2007	2007
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	1,819	1,010	1,475
Marketable securities	475	769	1,123
Trade accounts receivable, net	894	761	1,111
Inventories	1,217	996	1,454
Deferred income taxes	66	70	102
Other current assets	807	787	1,150

Total current assets	5,278	4,393	6,415

Property, plant and equipment, net	3,647	3,581	5,230
Intangible assets, net	232	494	721
Long-term investments	652	626	914
Restricted cash	77	77	112
Deferred income taxes	593	578	844
Pension assets	60	60	88
Other assets	140	139	203

Total assets	10,679	9,948	14,527

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	336	329	480
Trade accounts payable	1,285	1,160	1,694
Accrued liabilities	526	477	697
Deferred income taxes	15	15	22
Short-term pension liabilities	5	6	9
Other current liabilities	680	635	927

Total current liabilities	2,847	2,622	3,829

Long-term debt	1,376	1,542	2,252
Pension liabilities	111	113	165
Deferred income taxes	46	48	70
Long-term accrued liabilities	36	39	57
Other liabilities	316	268	391

Total liabilities	4,732	4,632	6,764

Minority interests	1,033	840	1,227

Shareholders’ equity:
Ordinary share capital	1,499	1,499	2,189
Additional paid-in capital	5,864	5,867	8,567
Accumulated deficit	(2,148)	(2,548)	(3,721)
Accumulated other comprehensive loss	(301)	(342)	(499)

Total shareholders’ equity	4,914	4,476	6,536

Total liabilities and shareholders’ equity	10,679	9,948	14,527

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
For the three months ended December 31, 2006 and 2007
(in millions of euro, except for share data)

						Additional
						minimum
					Foreign	pension	Unrealized	Unrealized
	Issued		Additional		currency	liability/	gain (loss)	losses on
	Ordinary shares		paid-in	Accumulated	translation	Defined benefit	on	cash flow
	Shares	Amount	capital	deficit	adjustment	plans	securities	hedge	Total
Balance as of October 1, 2006	747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

Net income	—	—	—	120	—	—	—	—	120
Other comprehensive income (loss)	—	—	—	—	(42)	—	—	—	(42)

Total comprehensive income									78

Issuance of ordinary shares:
Exercise of stock options	219,355	1	1	—	—	—	—	—	2
Stock-based compensation	—	—	5	—	—	—	—	—	5
Deferred compensation, net	—	—	2	—	—	—	—	—	2

Balance as of December 31, 2006	747,828,649	1,496	5,836	(1,660)	(169)	(87)	5	(19)	5,402

Balance as of October 1, 2007	749,728,635	1,499	5,864	(2,148)	(232)	(45)	(7)	(17)	4,914

Net loss		—	—	(396)	—	—	—	—	(396)
Other comprehensive (loss) income		—	—	—	(37)	—	(4)	—	(41)

Total comprehensive loss									(437)

Stock-based compensation	—	—	3	—	—	—	—	—	3
Adjustment to initially apply FIN 48	—	—	—	(4)	—	—	—	—	(4)

Balance as of December 31, 2007	749,728,635	1,499	5,867	(2,548)	(269)	(45)	(11)	(17)	4,476

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the three months ended December 31, 2006 and 2007

	December 31,	December 31,	December 31,
	2006	2007	2007
	(€ millions)	(€ millions)	($ millions)
Net income (loss)	120	(396)	(578)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	323	303	442
Acquired in-process research and development	—	14	20
Provision for (recovery of) doubtful accounts	(9)	—	—
Losses on sales of marketable securities	—	1	1
Gains on sales of businesses and interests in subsidiaries	(2)	(28)	(41)
Gains on disposals of property, plant, and equipment	(2)	(1)	(1)
Equity in earnings of associated companies, net	(37)	(2)	(3)
Losses on subsidiaries and associated company share issuance, net	—	7	10
Minority interests	27	(117)	(171)
Stock-based compensation	5	3	4
Deferred income taxes	17	7	10
Changes in operating assets and liabilities:
Trade accounts receivable	143	136	199
Inventories	(118)	204	298
Other current assets	(39)	19	28
Trade accounts payable	(27)	(122)	(177)
Accrued liabilities	(21)	(45)	(66)
Other current liabilities	(39)	(15)	(22)
Other assets and liabilities	(23)	(19)	(27)

Net cash provided by (used in) operating activities	318	(51)	(74)

Cash flows from investing activities:
Purchases of marketable securities available for sale	(83)	(359)	(524)
Proceeds from sales of marketable securities available for sale	62	59	86
Proceeds from sales of businesses and interests in subsidiaries	27	37	54
Business acquisitions, net of cash acquired	—	(316)	(461)
Investment in associated and related companies	(1)	—	—
Purchases of intangible assets	(6)	(3)	(4)
Purchases of property, plant and equipment	(326)	(288)	(421)
Proceeds from sales of property, plant and equipment	4	134	195

Net cash used in investing activities	(323)	(736)	(1,075)

Cash flows from financing activities:
Net change in short-term debt	—	(28)	(41)
Net change in related party financial receivables and payables	(2)	(3)	(4)
Proceeds from issuance of long-term debt	29	102	149
Principal repayments of long-term debt	(2)	(9)	(13)
Principal repayment of capital lease obligations	—	(10)	(15)
Proceeds from issuance of ordinary shares	4	—	—
Dividend payments to minority interests	—	(65)	(95)

Net cash provided by (used in) financing activities	29	(13)	(19)

Effect of foreign exchange rate changes on cash and cash equivalents	(17)	(9)	(13)
Net increase (decrease) in cash and cash equivalents	7	(809)	(1,181)
Cash and cash equivalents at beginning of period	2,040	1,819	2,656

Cash and cash equivalents at end of period	2,047	1,010	1,475

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three months ended December 31, 2006 and 2007, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2007 was derived from audited financial statements, it does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2007 (see note 2).

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying consolidated balance sheet as of December 31, 2007, and the condensed consolidated statements of operations and cash flows for the three months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4603, the Federal Reserve noon buying rate on December 31, 2007.

Certain amounts in prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. Gains and losses from sales of investments in marketable debt and equity securities, previously reported as part of the operating segment’s EBIT, have been reclassified to the Corporate and Eliminations segment.

2.	Recent Accounting Pronouncements

Adopted

Effective October 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), and related guidance. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. As a result of the implementation of FIN 48, the Company recorded a charge to retained earnings of €4 million as of October 1, 2007 (see note 7).

Issued since October 1, 2007 but principally applicable in future financial years

In December 2007, the FASB issued Statement of Accounting Standards (“SFAS”) No. 141 (revised 2007) “Business Combinations”. SFAS No. 141 (revised 2007) requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value”. Pursuant to SFAS No. 141 (revised 2007), all business combinations, including combinations among mutual entities and combinations by contract alone will be accounted for by applying the acquisition

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

method. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements”. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The statement applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 is effective for periods beginning on or after December 15, 2008.

3.	Qimonda

On January 26, 2007, Infineon and Qimonda extended their agreement for the production of wafers in Infineon Technologies Dresden GmbH & Co. OHG production facility through September 30, 2009. On November 30, 2007, Qimonda cancelled its agreement with Infineon for the production of wafers at the Infineon Technologies Dresden GmbH & Co. OHG production facility. The agreement will terminate on March 1, 2008.

On October 2, 2007, Sony Corporation and Qimonda announced that they had signed an agreement to found the joint venture Qreatic Design. The scope of the joint venture is the design of high-performance, low power, embedded and customer specific DRAMs for consumer and graphic applications. According to the agreement, the 50:50 joint venture is intended to start with up to 30 specialists from Sony and Qimonda, bringing together their engineering expertise for the mutual benefit of both companies. Qreatic Design, which is located in Tokyo, Japan, started operations by the end of calendar year 2007. Qimonda accounts for its investment in Qreatic Design using the equity method of accounting due to the lack of unilateral control.

On October 8, 2007, Qimonda entered into a rental agreement for a new headquarters office south of Munich, Germany. The agreement provides for the construction of a building by a third-party developer-lessor, and includes a 15 year non-cancelable lease term, which is expected to start in early 2010. Qimonda has an option to extend the lease for two 5-year periods at similar lease terms to the initial non-cancelable lease term. The minimum rental payments aggregate €96 million over the initial lease term. The lease provides for rent escalation in line with market-based increases in rent. The agreement will be accounted for as an operating lease with monthly lease payments expensed on a straight-line basis over the lease term.

At the formation of Qimonda, certain operations and investments that could not be directly transferred were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda could take place. Pursuant to agreements entered into on December 14, 2007, Infineon’s investments in Advanced Mask Technology Center GmbH & Co. KG (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) are to be transferred to Qimonda subject to registration in the commercial register (see note 21).

4.	Acquisitions

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for a price of $450 million (€316 million) plus a contingent performance-based payment of up to $50 million in order to further strengthen its activities in the field of communications. The contingent performance-based payment is based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. The mobility products business designs semiconductors and software for cellular telephone handsets. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following table summarizes the acquisition:

Acquisition Date	October 2007
Segment	Communication
Solutions
(€ in millions)

Other current assets	19
Property, plant and equipment	8
Intangible assets:
Core technology	42
Customer relationships	73
In-process research & development	14
Other	6
Goodwill	160

Total assets acquired	322
Current liabilities	(6)

Total liabilities assumed	(6)

Net assets acquired	316

Cash paid (Purchase Consideration)	316

The above acquisition has been accounted for by the purchase method of accounting and, accordingly, the condensed consolidated statements of operations include the results of the acquired business from the acquisition date. The Company engaged an independent third party to assist in the valuation of net assets acquired. Based on discounted estimated future cash flows over the respective estimated useful life, an amount of €14 million was allocated to purchased in-process research and development and expensed as research and development during the three months ended December 31, 2007, because no future alternative use existed at the date of acquisition. The acquired intangible assets consist of core technology of €42 million with a weighted average estimated useful life of 6 years, customer relationships of €73 million with a weighted average estimated useful life of 6 years, and other intangible assets of €6 million with a weighted average estimated useful life of less than 1 year. The amount of €160 million of goodwill was assigned to the Communication Solutions segment. The goodwill amount is expected to be deductible for tax purposes.

Pro forma financial information relating to this acquisition is not material to the results of operations and financial position of the Company and has been omitted.

5.	Divestitures

On August 8, 2007, the Company and International Business Machines Corporation (“IBM”) signed an agreement in principle to divest their respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). Under the terms of the agreement in principle, AES will purchase the equity, which includes the real estate and technology assets of ALTIS, from the Company and IBM, and AES agreed to maintain the level of industrial activity in ALTIS. Pursuant to the agreement, the Company will enter into a two-year supply contract with ALTIS and IBM and Infineon will license certain manufacturing process technologies to AES for use in ALTIS. The agreement is subject to governmental and regulatory approval and works council consultation. As a result of the agreement, the Company reclassified related non-current assets and liabilities into assets and liabilities held for sale during the fourth quarter of the 2007 fiscal year.

At September 30, 2007 and December 31, 2007, other current assets included assets held for sale relating to ALTIS. These assets include land, buildings and equipment, and current assets associated with the production facility located in Essonnes, France. Related liabilities are included in other current liabilities. Pursuant to SFAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the recognition of depreciation expense ceased as of August 1, 2007. The Company performed an impairment assessment and concluded that no impairment was necessary.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Summarized balance sheet information for ALTIS is set forth below:

	September 30,	December 31,
	2007	2007
	(€ in millions)

Current assets	103	97
Non-current assets	169	171

Total assets held for sale	272	268

Current liabilities	110	95
Non-current liabilities	7	9

Total liabilities related to assets held for sale	117	104

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €28 million which was recorded in other operating income, net during the three months ended December 31, 2007. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over the newly formed entity. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting (see note 11).

6.	Restructuring

During the 2007 fiscal year, restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs are affected worldwide, thereof approximately 120 in the German locations Munich, Salzgitter and Nuremberg. A large portion of these restructuring measures were completed during the 2007 fiscal year.

In December 2007, Qimonda announced plans to consolidate its U.S. research and development facilities. As a result, the development center in Burlington, Vermont, is expected to be closed by June 2008. Qimonda accrued restructuring expenses of €4 million during the three months ended December 31, 2007, primarily for severance payments related to approximately 100 employees and lease termination costs.

During the three months ended December 31, 2006 and 2007, charges of €2 million and €6 million, respectively, were recognized as a result of the above-mentioned restructuring initiatives.

The development of the restructuring liability during the three months ended December 31, 2007 is as follows:

	September 30,			December 31,
	2007	Restructuring		2007
	Liabilities	Charges	Payments	Liabilities
	(€ in millions)

Employee terminations	38	4	(10)	32
Other exit costs	6	2	(1)	7

Total	44	6	(11)	39

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

7.	Income Taxes

Income (loss) before income taxes and minority interest and income tax expense is as follows:

	Three months ended
	December 31,
	2006	2007
	(€ in millions, except percentages)

Income (loss) before income taxes and minority interest	234	(490)
Income tax expense	87	23
Effective tax rate	37%	(4.7)%

In the three months ended December 31, 2006 and 2007, respectively, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

Additionally in the three months ended December 31, 2006, the positive results of Qimonda in Germany led to current tax expense as tax loss carry-forwards related to the Qimonda segment have been retained by Infineon Technologies AG in connection with the formation of Qimonda. In the three months ended December 31, 2007, the losses of Qimonda in certain jurisdictions result in additional valuation allowances on deferred tax assets.

Effective October 1, 2007, the Company adopted FIN 48 (see note 2). The total amount of gross unrecognized tax benefits increased from €105 million as of October 1, 2007 by €8 million to €113 million as of December 31, 2007. Due to existing valuation allowances on deferred tax assets in certain jurisdictions the entire amount of gross unrecognized tax benefits, if recognized, would favorably affect the Company’s effective tax rate as of the date of adoption and December 31, 2007.

The Company has accrued interest and penalties of €4 million and €5 Million as of October 1, 2007 and December 31, 2007, respectively. Interest and penalties related to income tax liabilities are included in interest expense, net and other non-operating income, net, respectively.

Our German and foreign tax returns are periodically examined by tax authorities, and several entities of the consolidated group are currently subject to such an examination. Although timing of the resolution of tax authority examinations is uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could change within the next 12 months as a result of such on-going and future examinations.

8.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS is as follows:

	Three months ended
	December 31,
	2006	2007

Numerator (€ in millions):
Net income (loss)	120	(396)
Denominator (shares in millions):
Weighted-average shares outstanding — basic	747.7	749.7
Effect of dilutive instruments	68.9	—

Weighted-average shares outstanding — diluted	816.6	749.7

Income (loss) per share (in €):
Basic	0.16	(0.53)

Diluted	0.15	(0.53)

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 43.3 million and 37.0 million shares underlying employee stock options for the three months ended December 31, 2006 and 2007, respectively. Additionally, 18.1 million and 68.4 million ordinary shares issuable upon the conversion of the convertible subordinated notes for the three months ended December 31, 2006 and 2007, respectively, were not included in the computation of diluted earnings (loss) per share as their impact was not dilutive.

9.	Trade Accounts Receivable, net

Trade accounts receivable, net consist of the following:

	September 30,	December 31,
	2007	2007
	(€ in millions)

Third party — trade	916	788
Associated and Related Companies — trade (note 16)	16	10

Trade accounts receivable, gross	932	798

Allowance for doubtful accounts	(38)	(37)

Trade accounts receivable, net	894	761

10.	Inventories

Inventories consist of the following:

	September 30,	December 31,
	2007	2007
	(€ in millions)

Raw materials and supplies	123	108
Work-in-process	665	529
Finished goods	429	359

Total Inventories	1,217	996

11.	Long-term Investments

The agreement governing the joint venture with Nanya Technology Corporation (“Nanya”) allowed Infineon to transfer its shares in Inotera Memories Inc. (“Inotera”) to Qimonda. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO. Infineon may only transfer these shares to Qimonda gradually over the four years following Inotera’s IPO. The Company sought an exemption from this restriction that would permit the immediate transfer of all of these shares to Qimonda. In connection with the formation of Qimonda, Infineon and Qimonda entered into a trust agreement under which Infineon held its Inotera shares in trust for Qimonda until the shares could be transferred. This trust agreement provided for Infineon to transfer the shares to Qimonda as and when the transfer restrictions expire or Qimonda received the exemption from the lock-up. In March 2007, the Inotera shares (except for the portion representing less than 1 percent of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining less than 1 percent of the shares are to be transferred to Qimonda. The Company expects the transfer during the current fiscal year ending September 30, 2008.

On August 20, 2007, Inotera issued 40 million common shares, representing 1.2 percent of its outstanding share capital, as bonuses to its employees, which diluted the Qimonda’s ownership interest to 35.6 percent (27.6 percent net of Qimonda’s minority interest). Qimonda recorded the related dilution loss of €7 million during the three months ended December 31, 2007.

During the three months ended December 31, 2007 Sony Corporation and Qimonda AG established the Qreatic Design joint venture (see note 3).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

On September 28, 2007, Infineon entered into a joint venture agreement with Siemens, whereby the Company contributed its high power bipolar business into the newly formed legal entity Bipolar, and Siemens subsequently acquired a 40 percent interest in Bipolar. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over the newly formed entity. Accordingly, the Company accounted for the retained interest in Bipolar under the equity method of accounting (see note 5).

12.	Trade Accounts Payable

Trade accounts payable consist of the following:

	September 30,	December 31,
	2007	2007
	(€ in millions)

Third party — trade	1,128	1,021
Associated and Related Companies — trade (note 16)	157	139

Total	1,285	1,160

13.	Debt

Debt consists of the following:

	September 30,	December 31,
	2007	2007
	(€ in millions)

Short-term debt:
Loans payable to banks, weighted average rate 4.65%	155	127
Current portion of long-term debt	153	155
Capital lease obligations	28	47

Total short-term debt and current maturities	336	329

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	215	215
Convertible subordinated notes, 5.0%, due 2010	695	695
Loans payable to banks:
Unsecured term loans, weighted average rate 5.14%, due 2009 — 2013	318	406
Secured term loans, weighted average rate 1.99%, due 2013	4	4
Notes payable to governmental entity, rate 1.81%, due 2010 — 2027	44	44
Capital lease obligations	100	178

Total long-term debt	1,376	1,542

In September 2007, Qimonda entered into a four-year sale and leaseback transaction of 200-millimeter equipment, followed by a second tranche in December 2007 and a five-year sale and leaseback transaction of 300-millimeter equipment, both at Richmond. The leases are accounted for as capital leases whereby the present values of the lease payments are reflected as a capital lease obligations.

On October 25, 2007, 1.25 million Qimonda ADSs that had been borrowed by an affiliate of J.P. Morgan Securities Inc. in connection with the exchangeable subordinated notes due 2010 were returned to the Company (see note 21).

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

	Nature of Financial		As of December 31, 2007
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	464	127	337
Short-term	no firm commitment	working capital, cash management	402	—	402
Long-term(1)	firm commitment	general corporate purposes	462	162	300
Long-term(1)	firm commitment	project finance	447	447	—

Total			1,775	736	1,039

(1)	Including current maturities.

14.	Stock-based Compensation

Infineon Stock Option Plans

A summary of the status of the Infineon stock option plans as of December 31, 2007, and changes during the three months then ended is presented below (options in millions, exercise prices in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2007	39.4	16.17	2.99	66
Granted	—	—
Exercised	—	7.20
Forfeited and expired	(4.3)	47.52

Outstanding at December 31, 2007	35.1	12.43	3.02	—

Vested and expected to vest, net of estimated forfeitures at December 31, 2007	35.0	12.44	3.00	—
Exercisable at December 31, 2007	27.9	13.07	2.56	—

Options with an aggregate fair value of €31 million and €26 million vested during the three months ended December 31, 2006 and 2007, respectively. Options with a total intrinsic value of €0 were exercised during each of the three month periods ended December 31, 2006 and 2007.

Changes in the Company’s unvested options during the three months ended December 31, 2007 are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at September 30, 2007	13.6	3.50	4.77	35
Granted	—	—
Vested	(6.3)	4.04
Forfeited	(0.1)	3.61

Unvested at December 31, 2007	7.2	2.99	4.78	—

Unvested options expected to vest	7.0	3.02	4.76	—

As of December 31, 2007, there was a total of €9 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1.51 years.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Qimonda’s Stock Option Plan

A summary of the status of the Qimonda stock option plan as of December 31, 2007, and changes during the three months then ended, is presented below (options in millions, exercise prices in U.S. dollars, fair value in Euro):

		Weighted-	Weighted-	Weighted
		average	average	average
	Number of	exercise	remaining life	grant date
	options	price	(in years)	fair value

Outstanding at September 30, 2007	1.9	15.97	5.16	3.23
Granted	—	—
Exercised	—	—
Forfeited and expired	—	—

Outstanding at December 31, 2007	1.9	15.97	4.91	3.23

Expected to vest, net of estimated forfeitures, at December 31, 2007	1.7	15.97	4.91	3.23
Exercisable at December 31, 2007	—	—	—	—

As of December 31, 2007, there was a total of €4 million in unrecognized compensation expense related to unvested stock options granted under the Qimonda stock option plan, which is expected to be recognized over a weighted average period of 2.02 years.

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows:

	Three months ended
	December 31,
	2006	2007
	(€ in millions)

Stock-based compensation expense recognized:
Cost of goods sold	1	1
Selling, general and administrative expenses	2	1
Research and development expenses	2	1

Total stock-based compensation expense	5	3

Stock-based compensation effect on basic and diluted loss per share in €	(0.01)	—

Cash received from stock option exercises was €2 million and €0 during the three months ended December 31, 2006 and 2007, respectively. The amount of stock-based compensation expense which was capitalized and remained in inventories for the three months ended December 31, 2006 and 2007 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

15.	Other Comprehensive Loss

The changes in the components of other comprehensive loss are as follows:

	Three months ended
	December 31,
	2006	2007
	(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding gains (losses)	5	(11)
Reclassification adjustment for (gains) losses included in net income or loss	(5)	7

Net unrealized losses, net	—	(4)

Foreign currency translation adjustment	(42)	(37)

Other comprehensive loss	(42)	(41)

16.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables consist of the following:

	September 30,	December 31,
	2007	2007
	(€ in millions)

Current:
Associated and Related Companies — trade (note 9)	16	10
Associated and Related Companies — financial and other receivables	59	56
Employee receivables	8	3

	83	69

Non-current:
Employee receivables	1	1

Total Related Party receivables	84	70

Related Party payables consist of the following:

	September 30,	December 31,
	2007	2007
	(€ in millions)

Associated and Related Companies — trade (note 12)	157	139
Associated and Related Companies — financial and other payables	12	8

Total Related Party payables	169	147

At September 30, 2007 and December 31, 2007, Associated and Related Companies — financial and other receivables included a revolving term loan of €52 million and €49 million, respectively, due from ALTIS.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Transactions with Related Parties include the following:

	Three months ended
	December 31
	2006	2007
	(€ in millions)

Sales to Related Parties	14	1
Purchases from Related Parties	149	115

17.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	December 31, 2006		December 31, 2007
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(7)	(1)	(6)	(1)
Interest cost	(5)	(1)	(5)	(1)
Expected return on plan assets	4	1	6	1
Amortization of unrecognized actuarial losses	(2)	—	—	—

Net periodic pension cost	(10)	(1)	(5)	(1)

18.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2007		December 31, 2007
	Notional		Notional
	amount	Fair value	amount	Fair value
		(€ in millions)

Forward contracts sold:
U.S. dollar	735	25	1,231	(5)
Japanese yen	17	—	6	—
Great Britain pound	—	—	1	—
Malaysian ringgit	3	—	2	—
Norwegian krone	2	—	—	—
Forward contracts purchased:
U.S. dollar	356	(20)	448	(19)
Japanese yen	73	(2)	75	(2)
Singapore dollar	24	—	25	—
Great Britain pound	6	—	6	—
Malaysian ringgit	83	(2)	72	—
Norwegian krone	7	—	4	—
Other currencies	1	—	21	—
Interest rate swaps	700	(10)	700	12
Other	231	20	233	23

Fair value, net		11		9

At September 30, 2007 and December 31, 2007, all derivative financial instruments are recorded at fair value. Other non-operating income, net included losses of €4 million and €0 for the three months ended December 31, 2006 and 2007, respectively, related to losses from foreign currency derivatives and foreign currency transactions.

19.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. In October 2007, the court denied a motion of the Company, IF North America, and the other defendants to dismiss the Unisys complaint.

In May 2006, Honeywell International, Inc. (“Honeywell”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM; this claim was dismissed without prejudice in April 2007.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. In June 2007, Infineon and IF North America answered the complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. and along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust complaint. In October 2007, the court deferred ruling on the motion to dismiss the DRAM Claims Liquidation Trust complaint.

Sixty-four additional cases were filed between August and October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, which was subsequently dismissed with prejudice and as to which the plaintiffs have filed notice of appeal) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. Nineteen of the twenty-three transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. Hearing on those motions took place in December 2006.

The court entered an order in June 2007 granting in part and denying in part the defendants’ motions for judgment on the pleadings. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. In June 2007, the indirect purchaser plaintiffs filed both a First Amended Complaint and a motion for leave to file a Second Amended Complaint that attempts to resurrect some of the claims that were dismissed. In August 2007, the court entered an order granting the motion to file the Second Amended Complaint, which re-pleaded part of the previously dismissed claims. On October 1, 2007, the defendants filed another motion for judgment on the pleadings directed at many of the same claims that were previously dismissed in the court’s June 2007 order. A hearing on this motion was held on December 12, 2007.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

MDL proceeding described above. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. On August 31, 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend, with any amended complaints to be filed by October 1, 2007. Amended complaints in both actions were filed on October 1, 2007. On November 26, 2007, Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these amended complaints. A hearing is scheduled for these motions on February 27, 2008. Plaintiffs State of California and State of New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. A hearing on the motion for class certification has been scheduled for March 12, 2008. Between June 25 and August 15, 2007, the state attorneys general of four states, Alaska, Ohio, New Hampshire and Texas, filed requests for dismissal of their claims without prejudice.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. In light of its plea agreement with the DOJ, the Company made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of the actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

2006, the court dismissed the complaint with leave to amend. In October 2006, the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing was held on November 19, 2007 (see note 21).

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents. In November 2007, the parties settled and the case was dismissed.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technolgies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of 3 U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants.

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of December 31, 2007, the Company had accrued liabilities in the amount of €72 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Other Contingencies

The Company has guarantees outstanding to external parties of €222 million as of December 31, 2007. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of December 31, 2007, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,161 million, of which €915 million relates to convertible notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2007, a maximum of €463 million of these subsidies could be refundable.

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and completed the gradual move of its employees to this new location in the 2006 fiscal year. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which was included in restricted cash as of December 31, 2007. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.

20.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s current organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into the stand-alone legal entity, Qimonda AG. The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial & Multimarket, and Communication Solutions; and one of which is product focused: Qimonda. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments. In addition, Other Operating Segments include net sales and earnings that Infineon’s 200-millimeter production facility in Dresden records from the sale of wafers to Qimonda under a foundry agreement. The Corporate and Eliminations segment reflects the elimination of these intra-group net sales and earnings. Furthermore, effective October 1, 2007, raw materials and work-in-process of the common logic production front-end facilities, and raw materials of the common logic back-end facilities, are no longer under the control or responsibility of any of the logic segment managers, but rather of the operations management. The operations management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is no longer attributed to the logic segments, but is included in the Corporate and Eliminations segment. Only work-in-process of the back-end facilities and finished goods are attributed to the logic segments. Also effective October 1, 2007, the Company records gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment. The segments’ results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following tables present selected segment data:

	Three months ended
	December 31,
	2006	2007
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	710	743
Communication Solutions(1)	236	356
Other Operating Segments(2)	70	38
Corporate and Eliminations(3)	(58)	(47)

Subtotal	958	1,090

Qimonda	1,173	513

Infineon Group	2,131	1,603

(1)	Includes inter-segment sales of €2 million and €7 million for three months ended December 31, 2006 and 2007, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €56 million and €36 million for three months ended December 31, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of inter-segment sales of €58 million and €43 million for three months ended December 31, 2006 and 2007, respectively.

	Three months ended
	December 31,
	2006	2007
	(€ in millions)

EBIT:
Automotive, Industrial & Multimarket	53	93
Communication Solutions	(58)	(11)
Other Operating Segments	(3)	(4)
Corporate and Eliminations	(1)	(13)

Subtotal	(9)	65

Qimonda(1)	225	(433)

Infineon Group	216	(368)

(1)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results. In addition, Qimonda recorded charges of €29 in connection with its agreement with Infineon for the production of wafers at the Infineon Technologies Dresden GmbH & Co. OHG production facility and its cancellation thereof during the quarter ended December 31, 2007, which have been eliminated on consolidation.

Certain items are included in Corporate and Eliminations and are not allocated to the logic segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the logic segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. For the three months ended December 31, 2006 and 2007 Corporate and Eliminations includes unallocated excess capacity costs of €1 million and €0, respectively, restructuring charges of €2 million and €3 million, respectively, and stock-based compensation expense of €3 million and €2 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following is a summary of net sales by geographic area:

	Three months ended
	December 31,
	2006	2007
	(€ in millions)

Net sales:
Germany	311	256
Other Europe	335	238
North America	600	322
Asia-Pacific	693	642
Japan	159	121
Other	33	24

Total	2,131	1,603

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10 percent of the Company’s sales during the three months ended December 31, 2006 and 2007, respectively.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

EBIT is determined as follows from the condensed consolidated statements of operations:

	Three months ended
	December 31,
	2006	2007
	(€ in millions)

Net income (loss)	120	(396)
Adjust: Income tax expense	87	23
Interest expense, net	9	5

EBIT	216	(368)

21.	Subsequent Events

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and A-DSL-systems. DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. In January 2008, one supplier also gave its suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party of the suit on the side of DTAG. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts.

On January 3, 2008, Qimonda announced that it signed an agreement with Macronix International Co., Ltd., Taiwan, to jointly develop non-volatile memory technologies. The cooperation project is planned

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

to focus on the development of different kinds of non-volatile memory technologies over a five-year timeline. Both partners will share development costs and contribute engineering resources and know-how.

On January 4, 2008, the remaining 2.35 million Qimonda ADSs that had been borrowed by an affiliate of J.P. Morgan Securities Inc. in connection with the exchangeable subordinated notes due 2010 described in note 13 were returned to the Company.

On January 11, 2008, the legal transfer from Infineon of Qimonda’s interest in AMTC became effective with the entry in the commercial register. Similarly, on January 21, 2008, the legal transfer from Infineon of Qimonda’s interest in BAC became effective with the entry in the commercial register.

On January 25, 2008, the court entered into an order granting in part and denying in part the defendants motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§10(b) and 20(a) of the U.S. Exchange Act of 1934 and dismissed the claim under §20A of the act with prejudice (see note 19).

On January 29, 2008, in the MDL litigation the court entered an order granting in part and denying in part the motion of the defendants. The order dismissed a large percentage of the claims of the indirect purchasers and granted leave to amend as to one claim.

On January 29, 2008, Qimonda held its annual general meeting of shareholders. The shareholders resolved to replace the previous authorization dated July 14, 2006 relating to the issuance of securities with a new authorization to Qimonda’s Management Board, effective through January 28, 2013, to issue various types of securities having an aggregate face value of up to the equivalent of €2,063 million.

On January 30, 2008, Qimonda obtained approval from the European Union to receive subsidies of €166 million from German authorities in connection with the upgrade and expansion of its production facilities in Dresden, Germany. Qimonda’s use of these subsidies depends on it making qualifying capital expenditures in Dresden. These capital expenditures, which would be substantial, are not currently included in Qimonda’s capital expenditures budget, which has been reduced in response to current market conditions.

On February 7, 2008, Qimonda Finance LLC, a wholly owned subsidiary of Qimonda, issued unsecured convertible notes exchangeable into ADSs of Qimonda in the amount of $218 million. The coupon of the five-year convertible note will pay interest semi-annually at a rate of 6.75 percent per year. The conversion price is $7.25 for each Qimonda ADS, corresponding to an exchange premium of 35 percent above the reference share price of $5.37. In addition, Qimonda Finance LLC granted the underwriters an option to purchase up to an additional $30 million aggregate principal amount of the notes to cover over-allotments, if any. Concurrently with this transaction, Infineon loaned an affiliate of Credit Suisse Securities LLC, USA, up to 25 million Qimonda ADSs. Application is expected to be made for the notes to be listed on the Open Market of the Frankfurt Stock Exchange. The transaction is expected to close on February 13, 2008, subject to the satisfaction of closing conditions.

Supplementary Information (Unaudited)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets:

	September 30,	December 31,
	2007	2007
	(€ in millions)

Cash and cash equivalents	1,819	1,010
Marketable securities	475	769

Gross Cash Position	2,294	1,779

Less: Short-term debt	336	329
Long-term debt	1,376	1,542

Net Cash Position	582	(92)

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows:

	Three months ended
	December 31,
	2006	2007

Net cash provided by (used in) operating activities	318	(51)
Net cash used in investing activities	(323)	(736)
Thereof: Purchase of marketable securities, net	21	300

Free cash flow	16	(487)

Backlog

Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three months ended December 31, 2006 and 2007, respectively.

Employees

As of December 31, 2007, Infineon had approximately 43,500 employees worldwide, including approximately 9,000 engaged in research and development. Of the total workforce, approximately 13,600 were employees of Qimonda.

Change of Management

In December 2007, the Supervisory Board of the Company appointed Dr. Marco Schröter as Chief Financial Officer and Labor Director. Dr. Schröter is expected to take office in early April 2008, succeeding Peter J. Fischl, who will retire.

Market for ordinary shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative Performance of the IFX shares since October 1, 2005 (based on Xetra daily closing prices, indexed on September 30, 2005) is as follows:

Infineon share price performance and key data were as follows:

	Three months ended December 31,
	2006	2007	+/− in %

DAX
Beginning of the period	5,999.46	7,455.93	24%
High	6,611.81	7,455.93	13%
Low	5,992.22	6,447.70	8%
End of the period	6,596.92	6,851.28	4%
IFX closing prices in Euros (Xetra)
Beginning of the period	9.31	11.95	28%
High	10.68	11.95	12%
Low	9.25	7.62	(18)%
End of the period	10.68	8.07	(24)%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	11.77	17.13	46%
High	14.03	17.13	22%
Low	11.77	11.29	(4)%
End of the period	14.03	11.71	(17)%

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Second Quarter	March 31, 2008	April 23, 2008
Third Quarter	June 30, 2008	July 25, 2008
Fiscal Year 2008	September 30, 2008	December 3, 2008

Publication date: February 13, 2008

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity, particularly for standard memory products. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, including the market for memory products, Infineon’s and Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the continued development of the business of Qimonda as a stand-alone entity and any future corporate financing measures Infineon or Qimonda may undertake. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Infineon annual report on Form 20-F, on file with the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 13, 2008	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer